UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	July 13, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

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(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

ANNOUNCEMENT
RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS OF
THE COMPANY ON 10 JULY 2009

The Company hereby announces that certain resolutions were passed by the board of directors of the Company on 10 July 2009.

Pursuant to the Articles of Association and the Rules for the Board of Directors（董事會議事規則）of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the Chairman, the twenty-seventh meeting (the “Meeting”) of the fifth session of the board of directors of the Company (the “Board”) was held on 10 July 2009 at the Shanghai International Airport Hotel.

Mr. Liu Shaoyong, Mr. Li Jun, Mr. Ma Xulun, Mr. Luo Chaogeng, Mr. Luo Zhuping as directors of the Company, and Mr. Hu Honggao, Mr. Wu Baiwang, Mr. Xie Rong, Mr. Sandy Ke-Yaw Liu, as independent non-executive directors of the Company, attended the Meeting. Mr. Zhou Ruijin, as an independent non-executive director of the Company, authorized Mr. Xie Rong, as an independent non-executive director of the Company, to vote in favor of the resolutions for him.

The directors of the Company (the “Directors”) present at the Meeting confirmed they had received the notice of the Meeting. Ms. Liu Jiangbo, as the chairman of the supervisory committee of the Company, Mr. Xu Zhao, Mr. Yan Taisheng, Mr. Feng Jinxiong, Mr. Liu Jiashun, as supervisors of the Company, Mr. Zhang Jianzhong, Mr. Li Yangmin and Mr. Fan Ru, as deputy general managers of the Company, Mr. Wu Yongliang as the chief financial officer and other senior management and heads of the relevant departments of the Company also attended the Meeting. The quorum present at the Meeting complied with the relevant requirements under the Company Law of the People’s Republic of China and the Articles of Association of the Company. The Meeting was legally and validly held.

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The Meeting was chaired by Mr. Liu Shaoyong, the Chairman. The Directors present at the Meeting considered and approved the following resolutions:

1.
The resolution on “China Eastern Airlines Corporation Limited complies with the conditions for the material assets reorganization” was considered and passed, which will be submitted to the shareholders’ meeting for approval.

2.
The resolution on the “Proposal relating to the Company’s share exchange and absorption with Shanghai Airlines Co., Ltd” was considered and passed. Relevant issues relating to the said share exchange and absorption including the share exchange price, the share exchange ratio, protection mechanisms for the dissenting shareholders of both companies, the place of listing and the arrangement of accrued profits were determined. The said resolution will be submitted to the shareholders’ meeting and class meetings of the shareholders of A shares and H shares of the Company respectively for voting.

3.
The resolution on “China Eastern Airlines Corporation Limited’s absorption with Shanghai Airlines Co., Ltd by way of share exchange does not constitute a connected transaction” was considered and passed.

4.	The resolution on the “Plans for the China Eastern Airlines Corporation Limited’s share exchange and absorption with Shanghai Airlines Co., Ltd” was considered and passed.

5.	The resolution on “Approval for the implementation of the share exchange and absorption agreement” was considered and passed, which will be submitted to the shareholders’ meeting for approval.

6.
The resolution on “Seeking authorisation from shareholders in shareholders’ meeting for the board of directors to conduct all matters relating to the share exchange and absorption” was considered and passed, which will be submitted to the shareholders’ meeting for approval.

7.
The resolution on “Waiver at the shareholders’ meeting in relation to the requirement of a general offer by China Eastern Air Holding Company” was considered and passed, which will be submitted to the shareholders’ meeting for approval.

Resolution 7 mentioned above relates to a connected transaction of the Company. Mr Liu Shaoyong, Mr. Li Jun and Mr. Luo Chaogeng, who are the directors connected to the subject matter, were present at the Meeting but have abstained from voting at the Meeting. The Company’s absorption with Shanghai Airlines Co., Ltd by way of share exchange constitutes a material assets reorganisation of the Company, and the Directors at the Meeting have considered the opinions of the independent directors. The Directors present at the Meeting unanimously consider that the voting procedure at the Meeting complies with relevant laws and regulations, the Articles of Association and the relevant provisions of the Rules for the Board of Directors （董事會議事規則）.

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 The Directors present at the Meeting unanimously consider that the transactions under the abovementioned resolutions constituting a material assets reorganisation of the Company are under normal commercial terms and the terms and conditions of the agreement are fair and reasonable. The share exchange and absorption proposal is consistent with the Company’s development strategy and in the interests of the Company and the shareholders as a whole. It will strengthen the Company’s market competitiveness and its sustainable development ability and will benefit the Company’s long term development.

In addition, the Directors are of the opinion that, the Company has fully complied with the legal procedures for the share exchange and absorption, which is in accordance with the relevant laws and regulations of the People’s Republic of China, departmental regulations, standardized documents and the Articles of Association. All the legal documents submitted to the Shanghai Stock Exchange are legal and valid.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)

Shanghai, the People’s Republic of China
10 July 2009

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